Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On September 5, 2008, the Chicago Board Options Exchange, Incorporated issued the following information circular.

Information Circular IC08-152

To:	Membership
From:	Office of the Chairman
Date:	September 5, 2008
Re:	Additional Information on September 17, 2008 Settlement Vote – Questions and Answers

Since the announcement of the definitive agreement to settle the Exercise Right litigation as described in Information Circular IC08-143, CBOE has continued to make progress towards the resolution of this matter.  In the past several days, CBOE has received numerous inquiries from members and seat owners as to how the settlement could impact the demutualization process, the current membership structure and future CBOE corporate actions.  In the interest of avoiding any misinformation that may emerge with an issue as complex as this, please refer to the following Q&A for answers on those subjects attracting the most common interest.  Members are encouraged to read the Stipulation of Settlement for additional detail.

Q:                                  What does an affirmative vote of the membership on the settlement agreement mean?

A:                                    An affirmative vote of the membership means that the membership approves the settlement of the Delaware exercise litigation, which provides for an 18% equity stake in CBOE to participating Group A class members, with an additional fixed cash payment to Group A participants and eligible owners of Exercise Right Privileges.  This is not a vote to authorize CBOE to demutualize, to reclaim access from CBOE members, to declare or distribute dividends, to allocate equity stakes to CBOE management and/or employees or to pursue a sale or merger of the CBOE.  Any suggestions to the contrary are factually incorrect.

Q:                                  Will voting FOR the proposed settlement as defined also commit CBOE and/or its owners to the demutualization as currently described in the draft S-4 document?

A:                                    No, it will not.  The settlement stipulates that CBOE will commit to demutualize as soon as commercially possible but does not dictate that the form of the demutualization will be as described in the current draft S-4 document.  Issues that remain to be addressed, such as the dispensation of post demutualization access revenues, etc., are not constrained by this agreement, except that the structure of the demutualization may trigger an obligation to provide additional consideration to participating class members.  The demutualization process will be entirely separate and require a separate vote of the membership.  Any suggestions to the contrary are incorrect.

Q:                                  Will voting FOR the proposed settlement as defined commit current seat owners to surrender their access rights at demutualization?

A:  No, it will not.  The question of post demutualization access structure will be a subject of discussion and counsel from members and owners as part of the demutualization process.  CBOE is aware that many owners are concerned about maintaining their income stream that now comes from the lease market, and is preparing alternatives to discuss with the membership after approval of the definitive settlement agreement.  If the demutualization results in a distribution of access permits to current CBOE owners to facilitate maintenance of the lease market, the settlement agreement provides that an 18% distribution of permits would also have to be made to the participating Group A class members (i.e. those participants that own all three parts necessary to qualify).  CBOE intends to work closely with its members and member firms to ensure questions about post demutualization access structure are answered to the broad satisfaction of our membership.

Q:                                  Does the proposed settlement as defined prohibit CBOE from paying dividends following demutualization based on access revenue or general profitability?

A:                                    No, it does not.  As it relates to dividends, the agreement only prohibits CBOE prior to demutualization from paying any dividends or making any other payments to CBOE seat owners as a group.  Post demutualization, any decision by CBOE to pay a dividend would have to be approved by the Board of Directors.  Additionally, if, as part of CBOE’s demutualization, CBOE seat owners were to receive additional consideration as a group (other than the stock they receive in the demutualization), such as dividends or access permits, or if any other rights are granted or retained by CBOE seat owners as a group, then the same type of consideration would need to be put in a pool for participating Group A class members in an amount equal to 18% of the total additional consideration paid or granted to CBOE seat owners and class members.

Q:                                  If CBOE were to assume control of access as part of the demutualization and pay dividends to shareholders at that time, would those dividends be subject to double taxation even if based solely on access revenues?

A:                                    Yes.  Under current law, any dividend payments made by any corporation are subject to such treatment.

Q:                                  Is CBOE depending on assuming the access rights and related revenues at demutualization in order to pay the $300 million cash part of this proposed settlement?

A:                                    No.  CBOE plans to fund this obligation through a combination of cash on hand and secured financing.  CBOE’s ability to comply with this obligation is not dependent on reclaiming access control.  Any information to the contrary is objectively false.

Q:                                  When will CBOE owners and members be able to discuss with CBOE management and/or the CBOE Board the specifics of demutualization as identified in the draft S-4 document?

A:                                    CBOE plans to hold three membership meetings between October 1st, 2008 and January 31st, 2009 (dates TBD) to discuss specific areas of interest to members and owners that are described in the S-4.  There are also ongoing discussions with the Lessors Committee and the Floor Directors Committee.  All owners and members who have not read the draft S-4 document are encouraged to do so.  CBOE will have in attendance at these meetings its legal counsel and investment bankers to assist in answering member questions.

Q:                                  What may be the consequences of a membership vote AGAINST the definitive settlement agreement?

A:                                    If the membership were to vote not to approve the settlement agreement, the exercise right litigation would resume, and CBOE would vigorously defend its position.  However, CBOE would be at risk of an adverse decision that may be significantly more disadvantageous to CBOE owners than the proposed settlement.  At the very least, the legal process would add substantial time, possibly years, to the resolution of this matter, and would impede CBOE from pursuing possible strategic alternatives that our competitors are currently undertaking, such as building international networks, acquiring or merging with other exchange groups and accessing the broad capital markets.  While the Exchange has been successful in recent years in maintaining our competitive position, CBOE remains the sole independent or non-public entity in our marketplace, and will only be increasingly more challenged as our competitors escalate their efforts to attract our business.  It is the unanimous opinion of your CBOE Board of Directors and Management that the Exchange needs to put the Exercise Right dispute behind us so we can move forward unencumbered and that doing so is of paramount importance to our competitive position.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.